UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Appointment of Mrs. Tzipi Ozer-Armon as a Member to the Company’s Board of Directors

Item 1

Appointment of Mrs. Tzipi Ozer-Armon as a Member to the Company’s Board of Directors

The Company wishes to report that its Board of Directors today appointed Mrs. Tzipi Ozer-Armon as a new Independent Board Member of the Company’s Board of Directors, effective immediately and until the next annual general meeting of the Company's shareholders.

Mrs. Ozer-Armon is a seasoned executive with over 20 years of senior leadership experience in managing all business aspects across a wide variety of industries. Mrs. Ozer-Armon serves as the CEO of Lumenis Ltd., a world leader and innovator in the field of energy-based medical devices, since 2012. Between 2009 to 2012, Mrs. Ozer-Armon served in various roles in Teva (NASDAQ:TEVA), the last of which was VP, Head of Teva Japan, taking the region from penetration stage to a market leadership position. Prior to that, Mrs. Ozer-Armon served as Senior VP, Global Retail Sales & Corp. Marketing, at SANDISK (NASDAQ:SNDK).

Mrs. Ozer-Armon holds a bachelor's degree in economics, as well as an MBA degree, both from Tel Aviv University. Furthermore, Mrs. Ozer-Armon currently serves as a director in Itamar Medical Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.
By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Corporate Secretary

Date: January 16, 2020